

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Evan Horowitz
Chief Executive Officer
Farmhouse, Inc.
548 Market Street , Suite 90355
San Francisco, CA 94104

   Re: Farmhouse, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed April 22, 2022
    File No. 000-56334

Dear Mr. Horowitz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology